Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 6, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10531
Municipal Income ETF Portfolio, Series 6
(the “Trust”)
CIK No. 1951055 File No. 333-268724

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Portfolio

2.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

3.The Staff notes the disclosure states, “The ETFs selected invest significantly in investment grade securities, substantially all of which are municipal bonds.” Please clarify that the Trust primarily invests in investment grade securities since “High-Yield Securities” is not listed as a principal risk factor.

Response:Although high-yield securities will not rise to the level of a principal investment, the Trust will have exposure to high-yield securities through the underlying ETFs held by the Trust. Accordingly, “High-Yield Securities” will be included in the “Non-Principal Risks” section. The Trust believes the disclosure, as currently presented, is accurate for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon